

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Gerald P. Kenney
Senior Vice President, General Counsel and Secretary
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, Pennsylvania 19422

> **Re: Unisys Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-225576**
> **Filed Jun 12, 2018**

Dear Mr. Kenney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Michael Friedman, Esq.